UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 26, 2015 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 26, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 26, 2015

i.	Published Audited Financial Results of the Company for the financial year 2014-15
ii.	Period of Book Closure
iii.	Date of Annual General Meeting

Mumbai, May 26, 2015: The Directors have at the Board Meeting held today:-

(i)	taken on record the Audited Financial Results of the Company for the financial year 2014-15. A copy of the Press Release and the Results are attached herewith.

(ii)	considering the continued weak operating environment in the standalone business, and in view of the losses for the year, no dividend is permitted to be paid to the Members for FY2014-15, as per the Companies (Declaration and Payment of Dividend) Rules, 2014.

In accordance with the Indian Listing Agreement and the Companies Act, 2013, the Book Closure has been fixed as under:-

Type of Security	Book Closure
1. Ordinary Shares - INE155A01022	From	To
2. A’ Ordinary Shares - IN9155A01020	Friday, July 24, 2015	Thursday, August 13, 2015
(both days inclusive)

(iii)	decided that the Annual General Meeting of the Company would be held on Thursday, August 13, 2015 at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Consolidated Net Revenue grows to Rs. 2,62,796 crores in FY 2014-15

Consolidated PAT stood at Rs. 13,986 crores in FY 2014-15

Mumbai, May 26, 2015

Consolidated Financial Results for the Quarter and Year ended March 31, 2015

Tata Motors today reported consolidated revenues (net of excise) of Rs. 67,576 crores for the quarter ended March 31, 2015, a growth of 3.5% over Rs. 65,317 crores for the corresponding quarter last year, due to increase in wholesale volumes and richer product mix both in the standalone business and Jaguar Land Rover (JLR). The Consolidated Profit before tax for the quarter stood at Rs. 2,771 crores, against Rs. 5,053 crores for the corresponding quarter last year, decreased due to higher depreciation and amortization and adverse mark to market of un-matured hedges not eligible for hedge accounting. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter stood at Rs. 1,717 crores, against Rs. 3,918 crores for the corresponding quarter last year.

The consolidated revenue (net of excise) for the year ended March 31, 2015, was Rs. 2,62,796 crores posting a growth of 12.9% over Rs. 2,32,834 crores for the corresponding period last year. The Consolidated Profit before tax for the year ended March 31, 2015 stood at Rs. 21,703 crores, against Rs. 18,869 crores for the corresponding period last year. The Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the year ended March 31, 2015 stood at Rs. 13,986 crores, against Rs. 13,991 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and year ended March 31, 2015

In the MHICV segment, improved freight availability and improved profitability of truck operators, fleet replacement demand mainly in the high tonnage segment, supported the Company sales growth in this segment of 26.4 % Y-o-Y in Q4 FY 2014-15. However, LCV segments (mainly the SCV) continued to remain weak. As a result, the overall CV sales were almost flat in Q4 FY 2014-15. New launches in the Prima LX and Ultra range as well as other product enhancements provides a strong foundation for the future growth.

In Passenger vehicles, ZEST and the newly launched BOLT, continued to receive an encouraging response from the customers. These led to the passenger vehicles segment of the company showing a growth of 19.1% Y-o-Y in Q4 FY 2014-15 with car segment growth of 33.0% Y-o-Y in Q4 FY 2014-15. Company expects to continue its volume growth with full year of Zest and Bolt, recently launched new GenX Nano and other new and exciting products that will be launched in the coming time period under the Company’s Horizonext strategy.

The sales (including exports) of commercial and passenger vehicles for the quarter ended March 31, 2015, stood at 1,39,053 units, up by 5.1%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended March 31, 2015 stood at Rs. 10,784 crores, an increase of 26.2%, as compared to Rs. 8,545 crores for the corresponding quarter last year. EBITDA for the quarter stood at Rs. 299 crores, with a margin of 2.8% against the negative EBITDA of Rs. 528 crores and negative margin of 6.2% for the corresponding quarter last year. Loss before and after tax for the quarter ended March 31, 2015 was Rs. 1,156 crores and Rs. 1,164 crores, respectively, against Rs. 1,417 crores and Rs. 817 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the year ended March 31, 2015, stood at Rs. 36,295 crores, as compared to Rs. 34,288 crores in the corresponding period last year, an increase of 5.9%. Loss before and after tax for year ended March 31, 2015 was Rs. 3,975 crores and Rs. 4,739 crores, respectively, against the Loss before tax of Rs. 1,026 crores and Profit after tax of Rs. 335 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Jaguar Land Rover wholesales and retails for the year ended March 31, 2015 were 470,523 units and 462,209 units respectively (129,205 units and 124,307 units respectively for Q4 FY 15).

Revenues for the quarter ended March 31, 2015 of GBP 5,826 million, up 8.9% over GBP 5,349 million in the corresponding quarter last year. Operating profit (EBITDA) for the quarter ended March 31, 2015, stood at GBP 1,016 million (with operating margin of 17.4%), representing a growth of 10.4% over GBP 920 million in the corresponding quarter last year. Profit before tax of GBP 396 million for the quarter ended March 31, 2015 was down 31.3% over the corresponding quarter last year (GBP 576 million in the corresponding quarter last year) due to higher depreciation and amortization and unfavourable revaluation of foreign currency debt and unrealised hedges that are not eligible for hedge accounting treatment. Profit after tax for the quarter ended March 31, 2015 stood at GBP 302 million (GBP 449 million in the corresponding quarter last year).

Revenues for the year ended March 31, 2015 of GBP 21,866 million, up 12.8% over GBP 19,386 million in the corresponding period last year. EBITDA of GBP 4,132 million for the year ended March 31, 2015, represented a growth of 21.8% over GBP 3,393 million in the corresponding period last year. Continued strong revenue and operating performance were driven by increased wholesale volume, solid product mix supported by the ongoing success of Range Rover Sport, Range Rover and Jaguar F-TYPE and strong market mix with sales growth in the UK, US, China, Europe and Asia Pacific partially offset by unfavourable operational foreign exchange net of realised hedges. The Profit before tax for the year ended March 31, 2015, grew 4.5% over the corresponding period last year to GBP 2,614 million (GBP 2,501 million in the corresponding period last year). Profit after tax for the year ended March 31, 2015, grew 8.5% over the corresponding period last year to GBP 2,038 million (GBP 1,879 million in the corresponding period last year).

Tata Daewoo Commercial Vehicles Co Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 301 billion and recorded a net profit of KRW 14 billion for the quarter ended March 31, 2015.Net revenues and net profit for the year ended March 31, 2015, stood at KRW 988 billion and KRW 54 billion, respectively. Net profit for the year ended March 31, 2015, includes reversal of provision under Korean GAAP due to favourable court judgment.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis, registered net revenue of Rs. 670 crores and reported a Loss after tax of Rs. 397 crores for the quarter ended March 31, 2015. Net revenue and loss after tax, on a consolidated basis, for the year ended March 31, 2015, stood at Rs. 2,743 crores and Rs. 611 crores, respectively.

Dividend

Considering the continued weak operating environment in the standalone business, and in view of the losses for the year no dividend is permitted to be paid to the Members for FY 2014-15, as per the Companies (Declaration and Payment of Dividend) Rules, 2014.

The Audited Financial Results for the financial year ended March 31, 2015, are enclosed

News Release – 2	May 26, 2015

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I	( Rs. in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH  31, 2015

Particulars				Quarter ended			Year ended March 31,
				March 31,	December 31,	March 31,
				2015	2014	2014	2015	2014
				Unaudited	Unaudited	Unaudited	Audited	Audited
1		Income from operations
	(a)	Sales / Income from operations		68,528.69	69,941.50	65,616.20	264,283.25	234,469.87
		Less : Excise duty		1,230.70	819.89	900.39	3,548.92	3,792.77
		Net Sales / Income from operations		67,297.99	69,121.61	64,715.81	260,734.33	230,677.10
	(b)	Other operating income		278.05	851.65	601.33	2,062.00	2,156.56
		Total income from operations (net)		67,576.04	69,973.26	65,317.14	262,796.33	232,833.66
2		Expenses
	(a)	Cost of materials consumed		38,151.25	40,003.84	37,895.96	149,956.54	135,550.04
	(b)	Purchase of products for sale		3,979.07	2,951.26	3,128.09	13,293.82	10,876.95
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(1,611.87)	(257.43)	(740.29)	(3,330.35)	(2,840.58)
	(d)	Employee benefits expense		6,783.12	6,712.18	6,027.31	25,548.96	21,556.42
	(e)	Depreciation and amortisation expense		3,856.76	3,338.88	3,125.48	13,388.63	11,078.16
	(f)	Product development / Engineering expenses		811.99	722.04	776.58	2,875.17	2,565.21
	(g)	Other expenses		15,021.92	13,735.87	11,891.02	50,617.72	43,810.11
	(h)	Amount capitalised		(3,997.74)	(3,979.68)	(3,661.87)	(15,404.18)	(13,537.85)
		Total expenses		62,994.50	63,226.96	58,442.28	236,946.31	209,058.46
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		4,581.54	6,746.30	6,874.86	25,850.02	23,775.20
4		Other income		245.17	221.97	254.84	898.74	828.59
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		4,826.71	6,968.27	7,129.70	26,748.76	24,603.79
6		Finance costs		1,894.55	1,091.92	1,668.11	4,861.49	4,749.44
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		2,932.16	5,876.35	5,461.59	21,887.27	19,854.35
8		Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		68.29	143.98	355.06	91.72	707.72
	(b)	Provision for costs associated with closure of operations and impairment of intangibles		—	—	—	—	224.16
	(c)	Employee separation cost		92.86	—	53.50	92.99	53.50
9		Profit from ordinary activities before tax (7 - 8)		2,771.01	5,732.37	5,053.03	21,702.56	18,868.97
10		Tax expense (net)		1,023.58	2,140.37	1,096.93	7,642.91	4,764.79
11		Net profit from ordinary activities after tax (9 - 10)		1,747.43	3,592.00	3,956.10	14,059.65	14,104.18
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—
13		Net profit for the period (11 + 12)		1,747.43	3,592.00	3,956.10	14,059.65	14,104.18
14		Share of profit / (loss) of associates (net)		2.95	2.20	(17.30)	13.42	(53.71)
15		Minority interest		(33.88)	(13.48)	(20.51)	(86.78)	(59.45)
16		Net profit after taxes, minority interest and share of profit / (loss) of associates (13 + 14 + 15)		1,716.50	3,580.72	3,918.29	13,986.29	13,991.02
17		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78
18		Reserves excluding Revaluation Reserve					55,595.27	64,936.80
19		Earnings per share (EPS)
	A.	Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	5.32	11.11	12.16	43.44	43.51
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.32	11.11	12.16	43.43	43.50
	B.	‘A’ Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	5.42	11.21	12.26	43.54	43.61
	(b)	Diluted EPS before and after extraordinary items	Rs.	5.42	11.21	12.26	43.53	43.60
				(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

				Quarter ended			Year ended March 31,
				March 31,	December 31,	March 31,
Particulars				2015	2014	2014	2015	2014
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
		-	Number of shares	121,48,96,727	121,54,82,367	121,54,82,372	121,48,96,727	121,54,82,372
		-	Percentage of shareholding (refer note 11)	44.39%	44.42%	44.42%	44.39%	44.42%
	B.	‘A’ Ordinary shares
		-	Number of shares	47,94,88,358	47,94,88,358	47,84,88,358	47,94,88,358	47,84,88,358
		-	Percentage of shareholding	99.49%	99.49%	99.28%	99.49%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	6,14,00,000	6,14,00,000	5,84,00,000	6,14,00,000	5,84,00,000
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	6.54%	6.54%	6.22%	6.54%	6.22%
		-	Percentage of shares (as a % of the total share capital of the Company)	2.24%	2.24%	2.13%	2.24%	2.13%
		(b)	Non-encumbered
		-	Number of shares	87,81,56,205	87,81,56,205	88,11,56,205	87,81,56,205	88,11,56,205
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	93.46%	93.46%	93.78%	93.46%	93.78%
		-	Percentage of shares (as a % of the total share capital of the Company)	32.09%	32.09%	32.20%	32.09%	32.20%
	B.	‘A’ Ordinary shares
		(a)	Pledged / Encumbered
		-	Number of shares	—	—	—	—	—
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		-	Percentage of shares (as a % of the total share capital of the Company)	—	—	—	—	—
		(b)	Non-encumbered
		-	Number of shares	24,78,587	24,78,587	34,78,587	24,78,587	34,78,587
		-	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shares (as a % of the total share capital of the Company)	0.51%	0.51%	0.72%	0.51%	0.72%

Particulars		Quarter ended March 31, 2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	4
	Received during the quarter	19
	Disposed off during the quarter	16
	Remaining unresolved at the end of the quarter	7

Notes:-

1)	Consolidated Statement of Assets and Liabilities :

			(Rs. in crores)

			As at March 31,
Particulars			2015	2014
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	643.78
	(b)	Reserves and surplus	55,618.14	64,959.67

		Sub-total - Shareholders’ funds	56,261.92	65,603.45

2.	MINORITY INTEREST		433.34	420.65

3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	56,071.34	45,258.61
	(b)	Deferred tax liabilities (Net)	1,343.20	1,572.33
	(c)	Other long-term liabilities	9,141.92	2,596.86
	(d)	Long-term provisions	15,134.27	12,190.29

		Sub-total - Non-current liabilities	81,690.73	61,618.09

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	13,140.14	9,695.86
	(b)	Trade payables	57,407.28	57,315.73
	(c)	Other current liabilities	23,688.58	17,373.86
	(d)	Short-term provisions	6,036.00	7,970.68

		Sub-total - Current liabilities	100,272.00	92,356.13

		TOTAL - EQUITY AND LIABILITIES	238,657.99	219,998.32

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	112,422.59	97,375.40
	(b)	Goodwill (on consolidation)	4,696.99	4,978.83
	(c)	Non-current investments	1,240.50	1,114.39
	(d)	Deferred tax assets (net)	2,733.20	2,347.08
	(e)	Long-term loans and advances	14,948.31	13,268.84
	(f)	Other non-current assets	858.00	5,068.45

		Sub-total - Non-current assets	136,899.59	124,152.99

2.	CURRENT ASSETS
	(a)	Current investments	14,096.24	9,572.28
	(b)	Inventories	29,272.34	27,270.89
	(c)	Trade receivables	12,579.20	10,574.23
	(d)	Cash and bank balances	32,115.76	29,711.79
	(e)	Short-term loans and advances	10,746.44	14,055.24
	(f)	Other current assets	2,948.42	4,660.90

		Sub-total - Current assets	101,758.40	95,845.33

		TOTAL - ASSETS	238,657.99	219,998.32

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 26, 2015.
3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal. Though the Company continues to rigorously press its rights, contentions and claims in the matter, the Company has been advised that the time it may take in disposal of the appeal is uncertain. The Company has also been advised that it has a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has during the year ended March 31, 2015, made a provision for carrying capital cost of buildings at Singur amounting to Rs. 309.88 crores included under the head “other expenses” excluding other assets (electrical installations etc.) and expenses written off / provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs. 309.88 crores). The Company shall however continue to pursue the case and assert its rights and its claims in the Courts.
5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

6)	During the quarter and year ended March 31, 2015, an amount of Rs. 2,819.99 crores (net of tax) and Rs. 2,793.47 crores (net of tax), respectively, have been debited [Rs. 199.24 crores (net of tax) has been credited and Rs. 1,343.67 crores (net of tax) has been debited for the quarter and year ended March 31, 2014 respectively], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.
7)	In terms of the proviso to clause 3 (i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company and its domestic group companies have decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.
8)	During the year ended March 31, 2015

(i)	the Company has issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds have been used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million and balance proceeds are being used to incur new additional capital expenditure and other permitted purposes as per RBI ECB guidelines. As the ECB has been prepaid, the unamortised exchange loss (net) of Rs. 216.07 crores and the borrowing cost of Rs. 27.08 crores as at September 30, 2014 have been debited to Statement of Profit and Loss.

(ii)	the Company has prepaid 2% Non-Convertible Debentures (NCD) of Rs. 1,250 crores (due March 31, 2016) with a redemption premium of Rs. 744.18 crores

(iii)	Jaguar Land Rover Automotive Plc (JLR), an indirect subsidiary of the Company, issued USD 500 million 4.250% Senior Notes due 2019, USD 500 million 3.50% Senior Notes due 2020 and GBP 400 million 3.875% Senior Notes due 2023. The proceeds were used for part prepayment of USD 326 million 8.125% Senior Notes due 2021 and GBP 442 million 8.250% Senior Notes due 2020 and is being used for general corporate purposes, including support for the on-going growth and capital spending plan.

(iv)	TML Holdings Pte Ltd, Singapore, a subsidiary of the Company, issued USD 300 million 5.750% Senior Notes due 2021.

9)	Subsequent to year ended March 31, 2015, the Company alloted 15,04,90,480 (including 3,20,49,820 shares underlying the ADRs) Ordinary shares at a premium of Rs. 448 per share aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares at a premium of Rs. 269 per share, aggregating to Rs. 718.04 crores, pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.
10)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)

		Quarter ended			Year ended March 31,
Particulars		March 31,	December 31,	March 31,
		2015	2014	2014	2015	2014
		Unaudited	Unaudited	Unaudited	Audited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,907.49	11,158.87	9,666.16	44,111.24	41,299.44
	- Jaguar and Land Rover	55,336.02	58,549.97	55,326.01	217,472.68	190,378.50
	Less: Intra segment eliminations	(21.46)	(7.02)	(35.84)	(106.84)	(76.14)

	-Total	67,222.05	69,701.82	64,956.33	261,477.08	231,601.80
II.	Others	751.01	703.01	697.99	2,747.79	2,518.99

	Total segment revenue	67,973.06	70,404.83	65,654.32	264,224.87	234,120.79
	Less: Inter segment revenue	(397.02)	(431.57)	(337.18)	(1,428.54)	(1,287.13)

	Net income from operations	67,576.04	69,973.26	65,317.14	262,796.33	232,833.66

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(483.99)	(995.02)	(611.09)	(2,505.90)	(951.27)
	- Jaguar and Land Rover	4,982.76	7,690.46	7,405.33	28,127.33	24,561.20
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	4,498.77	6,695.44	6,794.24	25,621.43	23,609.93
II.	Others	122.53	87.90	108.11	375.96	282.66

	Total segment results	4,621.30	6,783.34	6,902.35	25,997.39	23,892.59
	Less: Inter segment eliminations	(39.76)	(37.04)	(27.49)	(147.37)	(117.39)

	Net segment results	4,581.54	6,746.30	6,874.86	25,850.02	23,775.20
	Add / (Less) : Other income	245.17	221.97	254.84	898.74	828.59
	Add / (Less) : Finance costs	(1,894.55)	(1,091.92)	(1,668.11)	(4,861.49)	(4,749.44)
	Add / (Less) : Exceptional items	(161.15)	(143.98)	(408.56)	(184.71)	(985.38)

	Total profit before tax	2,771.01	5,732.37	5,053.03	21,702.56	18,868.97

			As at December 31,		As at March 31,
			2014		2015	2014
			Unaudited		Audited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		44,396.72		43,437.64	41,694.04
	- Jaguar and Land Rover		72,415.55		69,900.25	54,522.90
	Less: Intra segment eliminations		—		—	—

	-Total		116,812.27		113,337.89	96,216.94
II.	Others		1,436.20		1,463.12	1,312.05

	Total capital employed		118,248.47		114,801.01	97,528.99
	Less: Inter segment eliminations		(751.72)		(790.89)	(642.56)

	Net segment capital employed		117,496.75		114,010.12	96,886.43
	Add / (Less) : Unallocable assets / (liabilities) (net)		(48,674.10)		(57,748.20)	(31,282.98)

	Capital employed		68,822.65		56,261.92	65,603.45

11)	Public shareholding of Ordinary shares as on March 31, 2015 excludes 21.28% (21.25% as on December 31, 2014, 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.
12)	Figures for the quarter ended March 31, 2015 and March 31, 2014 represent the difference between the audited figures in respect of full financial years and the unaudited figures of nine months ended December 31, 2014 and December 31, 2013, respectively.
13)	The Statutory Auditors have carried out an audit of the above results stated in Part I and notes thereto for the year ended March 31, 2015.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 26, 2015	Chairman

News Release – 3	May 26, 2015

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

Particulars				Quarter ended			Year ended
				March 31,	December 31,	March 31,	March 31,
				2015	2014	2014	2015	2014
(A)
1		Vehicle sales:(in Nos.) (includes traded vehicles)
		Commercial vehicles		83,269	78,748	83,000	317,780	377,909
		Passenger cars and Utility vehicles		42,478	36,422	35,651	136,653	141,846
		Exports		13,306	12,314	13,657	49,936	49,922

				139,053	127,484	132,308	504,369	569,677

2		Vehicle production:(in Nos.)
		Commercial vehicles		94,160	92,487	89,309	369,055	421,040
		Passenger cars and Utility vehicles		29,794	20,965	25,807	89,284	92,402

				123,954	113,452	115,116	458,339	513,442

				( Rs. in crores)
(B)				Audited	Audited	Audited	Audited	Audited
1		Income from operations
	(a)	Sales / Income from operations		11,804.50	9,681.92	9,248.11	39,120.10	37,376.86
		Less: Excise duty		1,128.31	738.35	809.25	3,229.60	3,469.89
		Net sales / Income from operations		10,676.19	8,943.57	8,438.86	35,890.50	33,906.97
	(b)	Other operating income		108.09	112.51	106.63	404.24	381.14
		Total Income from operations (net)		10,784.28	9,056.08	8,545.49	36,294.74	34,288.11
2		Expenses
	(a)	Cost of materials consumed		6,229.41	5,523.45	5,018.20	22,155.23	20,492.87
	(b)	Purchase of products for sale		1,652.74	1,499.31	1,402.30	5,765.24	5,049.82
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(177.17)	(31.57)	337.11	(878.82)	371.72
	(d)	Employee benefits expense		836.20	764.71	713.01	3,091.46	2,877.69
	(e)	Depreciation and amortisation expense		823.33	625.60	539.29	2,603.22	2,070.30
	(f)	Product development / Engineering expenses		140.29	97.66	109.93	437.47	428.74
	(g)	Other expenses (refer note 4)		2,218.64	2,309.51	1,836.76	8,080.39	6,971.87
	(h)	Amount capitalised		(274.86)	(266.99)	(233.80)	(1,118.75)	(1,009.11)
		Total expenses		11,448.58	10,521.68	9,722.80	40,135.44	37,253.90
3		Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)		(664.30)	(1,465.60)	(1,177.31)	(3,840.70)	(2,965.79)
4		Other income
	(a)	Profit on sale of investment in subsidiary companies [refer note 5 (a)]		—	13.49	18.22	13.49	1,966.12
	(b)	Others [refer note 5 (b)]		83.07	44.95	130.02	1,867.92	1,866.91
5		Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)		(581.23)	(1,407.16)	(1,029.07)	(1,959.29)	867.24
6		Finance costs		470.91	449.90	323.12	1,611.68	1,353.18
7		Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		(1,052.14)	(1,857.06)	(1,352.19)	(3,570.97)	(485.94)
8		Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		21.16	247.52	26.97	320.50	273.06
	(b)	Provision for loan given and costs associated with closure of operations of a subsidiary		—	—	—	—	202.00
	(c)	Diminution in the value of investments in a subsidiary		—	—	(9.51)	—	17.52
	(d)	Employee separation cost		83.12	—	47.28	83.25	47.28
9		Profit / (loss) from ordinary activities before tax (7 - 8)		(1,156.42)	(2,104.58)	(1,416.93)	(3,974.72)	(1,025.80)
10		Tax expense / (credit) (net)		7.83	18.14	(600.32)	764.23	(1,360.32)
11		Net profit / (loss) from ordinary activities after tax (9 - 10)		(1,164.25)	(2,122.72)	(816.61)	(4,738.95)	334.52
12		Extraordinary items (net of tax expenses Rs. Nil)		—	—	—	—	—
13		Net Profit / (loss) for the period (11 + 12)		(1,164.25)	(2,122.72)	(816.61)	(4,738.95)	334.52
14		Paid-up equity share capital (face value of Rs. 2 each)		643.78	643.78	643.78	643.78	643.78
15		Reserves excluding Revaluation Reserve					14,195.94	18,510.00
16		Earnings per share (EPS)
	A.	Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	(3.62)	(6.60)	(2.54)	(14.72)	1.03
	(b)	Diluted EPS before and after extraordinary items	Rs.	(3.62)	(6.60)	(2.54)	(14.72)	1.03
	B.	‘A’ Ordinary shares (face value of Rs. 2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	(3.62)	(6.60)	(2.54)	(14.72)	1.13
	(b)	Diluted EPS before and after extraordinary items	Rs.	(3.62)	(6.60)	(2.54)	(14.72)	1.13
				(Not annualised)	(Not annualised)	(Not annualised)
17		Debt service coverage ratio (no. of times) [refer note 6(a)]					(0.48)	(0.11)
18		Interest service coverage ratio (no. of times) [refer note 6(b)]					(3.61)	(0.76)

PART II
SELECT INFORMATION FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

Particulars			Quarter ended			Year ended
			March 31,	December 31,	March 31,	March 31,
			2015	2014	2014	2015	2014
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	121,48,96,727	121,54,82,367	121,54,82,372	121,48,96,727	121,54,82,372
	-	Percentage of shareholding (refer note 11)	44.39%	44.42%	44.42%	44.39%	44.42%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,94,88,358	47,94,88,358	47,84,88,358	47,94,88,358	47,84,88,358
	-	Percentage of shareholding	99.49%	99.49%	99.28%	99.49%	99.28%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	6,14,00,000	6,14,00,000	5,84,00,000	6,14,00,000	5,84,00,000
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	6.54%	6.54%	6.22%	6.54%	6.22%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	2.24%	2.24%	2.13%	2.24%	2.13%
	(b)	Non-encumbered
	-	Number of shares	87,81,56,205	87,81,56,205	88,11,56,205	87,81,56,205	88,11,56,205
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	93.46%	93.46%	93.78%	93.46%	93.78%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	32.09%	32.09%	32.20%	32.09%	32.20%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shares
		(as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	24,78,587	24,78,587	34,78,587	24,78,587	34,78,587
	-	Percentage of shares
		(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shares
		(as a % of the total share capital of the Company)	0.51%	0.51%	0.72%	0.51%	0.72%

Particulars		Quarter ended March 31, 2015
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	4
	Received during the quarter	19
	Disposed off during the quarter	16
	Remaining unresolved at the end of the quarter	7

Notes:-

1)	Standalone Statement of Assets and Liabilities :

(Rs. in crores)

			As at March 31,
Particulars			2015	2014
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	643.78	643.78
	(b)	Reserves and surplus	14,218.81	18,532.87

		Sub-total - Shareholders’ funds	14,862.59	19,176.65

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	12,318.96	9,746.45
	(b)	Deferred tax liabilities (net)	—	43.11
	(c)	Other long-term liabilities	286.80	1,155.48
	(d)	Long-term provisions	2,104.19	815.20

		Sub-total - Non-current liabilities	14,709.95	11,760.24

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	7,762.01	4,769.08
	(b)	Trade payables	8,852.65	9,672.36
	(c)	Other current liabilities	3,142.88	2,463.18
	(d)	Short-term provisions	613.09	1,892.91

		Sub-total - Current liabilities	20,370.63	18,797.53

		TOTAL - EQUITY AND LIABILITIES	49,943.17	49,734.42

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	21,824.02	21,595.64
	(b)	Non-current investments	16,966.95	18,357.57
	(c)	Long-term loans and advances	2,403.56	2,918.30
	(d)	Other non-current assets	175.67	123.85

		Sub-total - Non-current assets	41,370.20	42,995.36

2.	CURRENT ASSETS
	(a)	Current investments	20.22	100.85
	(b)	Inventories	4,802.08	3,862.53
	(c)	Trade receivables	1,114.48	1,216.70
	(d)	Cash and bank balances	944.75	226.15
	(e)	Short-term loans and advances	1,574.41	1,223.77
	(f)	Other current assets	117.03	109.06

		Sub-total - Current assets	8,572.97	6,739.06

		TOTAL - ASSETS	49,943.17	49,734.42

2)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 26, 2015.
3)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal. Though the Company continues to rigorously press its rights, contentions and claims in the matter, the Company has been advised that the time it may take in disposal of the appeal is uncertain. The Company has also been advised that it has a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has during the year ended March 31, 2015, made a provision for carrying capital cost of buildings at Singur amounting to Rs. 309.88 crores included under the head “other expenses” excluding other assets (electrical installations etc.) and expenses written off / provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs. 309.88 crores). The Company shall however continue to pursue the case and assert its rights and its claims in the Courts.
5)	Other income for the quarter and year ended March 31, 2015, includes
(a)	profit of Rs. Nil and Rs. 13.49 crores (Rs. 18.22 crores and Rs. 1,966.12 crores for the quarter and year ended March 31, 2014) on divestment of investment in a foreign subsidiary company to TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary.
(b)	dividend from subsidiary companies Rs. 15.15 crores and Rs. 1,638.56 crores, respectively (Rs. 18.18 crores and Rs. 1,573.98 crores for the quarter and year ended March 31, 2014, respectively).
6)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loan during the year)
(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/Interest on Long term Loans

For the purpose of calculation in 6 (a) and 6 (b) above, loans having original maturity of more than 360 days are considered as Long term Loans.

7)	During the year ended March 31, 2015, the Company has
(a)	issued USD 500 million 4.625% Senior Unsecured Notes due 2020 and USD 250 million 5.750% Senior Unsecured Notes due 2024. The proceeds have been used to refinance existing External Commercial Borrowing (ECB) of the Company of USD 500 million and balance proceeds are being used to incur new additional capital expenditure and other permitted purposes as per RBI ECB guidelines. As the ECB has been prepaid, the unamortised exchange loss (net) of Rs. 216.07 crores and the borrowing cost of Rs. 27.08 crores as at September 30, 2014 have been debited to Statement of Profit and Loss.
(b)	prepaid 2% Non-Convertible Debentures (NCD) of Rs. 1,250 crores (due March 31, 2016) with a redemption premium of Rs. 744.18 crores.
8)	Subsequent to year ended March 31, 2015, the Company alloted 15,04,90,480 (including 3,20,49,820 shares underlying the ADRs) Ordinary shares at a premium of Rs. 448 per share aggregating Rs. 6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares at a premium of Rs. 269 per share, aggregating to Rs. 718.04 crores, pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.
9)	In terms of the proviso to clause 3(i) of Part A of Schedule II to the Companies Act, 2013 (the Act), the Company has decided to retain the useful life hitherto adopted for various categories of fixed assets, which are in certain cases, different from those prescribed in Schedule II to the Act. Based on the policy followed by the Company of continuous and periodic assessment, the estimated useful life and residual value adopted so far is appropriate.
10)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
11)	Public shareholding of Ordinary shares as on March 31, 2015 excludes 21.28% (21.25% as on December 31, 2014, 21.25% as on March 31, 2014) of Citibank N.A. as Custodian for Depository shares.
12)	Figures for the quarter ended March 31, 2015 and March 31, 2014 represent the difference between the audited figures in respect of the full financial years and the audited figures for the nine-months ended December 31, 2014 and December 31, 2013, respectively.
13)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) for the year ended March 31, 2015.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 26, 2015	Chairman

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia. (www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.